Exhibit 99.3

Cameco Corporation

2020 condensed consolidated interim financial statements

(unaudited)

July 28, 2020

Cameco Corporation

Consolidated statements of earnings

(Unaudited)		Three months ended		Six months ended
($Cdn thousands, except per share amounts)	Note	Jun 30/20	Jun 30/19	Jun 30/20	Jun 30/19
Revenue from products and services	9	$525,294	$387,769	$870,846	$685,302
Cost of products and services sold		490,354	285,912	745,862	525,664
Depreciation and amortization		49,015	59,754	103,621	100,335

Cost of sales	17	539,369	345,666	849,483	625,999

Gross profit (loss)		(14,075)	42,103	21,363	59,303
Administration		35,947	30,218	69,658	66,040
Exploration		2,095	3,442	6,397	7,866
Research and development		421	1,040	1,175	2,722
Other operating expense	7	22,902	23,792	16,900	25,563
Loss (gain) on disposal of assets		(33)	111	(49)	(199)

Loss from operations		(75,407)	(16,500)	(72,718)	(42,689)
Finance costs	10	(16,975)	(27,284)	(35,912)	(56,189)
Gain (loss) on derivatives	16	39,736	16,312	(25,610)	34,531
Finance income		2,346	6,515	8,152	15,112
Share of earnings from equity-accounted investee	5	640	12,341	14,618	24,532
Other income (expense)	11	(17,436)	(12,286)	31,625	(14,048)

Loss before income taxes		(67,096)	(20,902)	(79,845)	(38,751)
Income tax expense (recovery)	12	(14,100)	1,697	(7,600)	2,165

Net loss		(52,996)	(22,599)	(72,245)	(40,916)

Net earnings (loss) attributable to:
Equity holders		$(53,002)	$(22,589)	$(72,226)	$(40,889)
Non-controlling interest		6	(10)	(19)	(27)

Net loss		$(52,996)	$(22,599)	$(72,245)	$(40,916)

Loss per common share attributable to equity holders:
Basic	13	$(0.13)	$(0.06)	$(0.18)	$(0.10)

Diluted	13	$(0.13)	$(0.06)	$(0.18)	$(0.10)

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation

Consolidated statements of comprehensive earnings

(Unaudited)		Three months ended		Six months ended
($Cdn thousands)		Jun 30/20	Jun 30/19	Jun 30/20	Jun 30/19
Net loss		$(52,996)	$(22,599)	$(72,245)	$(40,916)
Other comprehensive income (loss), net of taxes	12
Items that will not be reclassified to net earnings:
Equity investments at FVOCI - net change in fair value[1]		3,301	750	(1,414)	935
Equity investment at FVOCI - net change in fair value - equity-accounted investee		—	—	—	(309)

Items that are or may be reclassified to net earnings:
Exchange differences on translation of foreign operations		56,283	(6,969)	(5,059)	(20,608)

Other comprehensive income (loss), net of taxes		59,584	(6,219)	(6,473)	(19,982)

Total comprehensive income (loss)		$6,588	$(28,818)	(78,718)	(60,898)

Other comprehensive income (loss) attributable to:
Equity holders		$59,593	$(6,213)	$(6,483)	$(19,970)
Non-controlling interest		(9)	(6)	10	(12)

Other comprehensive income (loss)		$59,584	$(6,219)	$(6,473)	$(19,982)

Total comprehensive income (loss) attributable to:
Equity holders		$6,591	$(28,802)	$(78,709)	$(60,859)
Non-controlling interest		(3)	(16)	(9)	(39)

Total comprehensive income (loss)		$6,588	$(28,818)	$(78,718)	$(60,898)

[1]	Net of tax (Q2 2020 - $(449); Q2 2019 - $(125); 2020 - $197; 2019 - $(201))

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation

Consolidated statements of financial position

(Unaudited)		As at
($Cdn thousands)	Note	Jun 30/20	Dec 31/19
Assets
Current assets
Cash and cash equivalents		$862,598	$1,062,431
Short-term investments		14,986	—
Accounts receivable		239,020	328,044
Current tax assets		5,404	3,667
Inventories	3	676,527	320,770
Supplies and prepaid expenses		96,306	85,502
Current portion of long-term receivables, investments and other	4	6,800	6,564

Total current assets		1,901,641	1,806,978

Property, plant and equipment		3,763,553	3,720,672
Intangible assets		58,937	60,410
Long-term receivables, investments and other	4	618,872	630,131
Investment in equity-accounted investee	5	235,334	252,681
Deferred tax assets		963,477	956,376

Total non-current assets		5,640,173	5,620,270

Total assets		$7,541,814	$7,427,248

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities		229,675	181,799
Current tax liabilities		1,505	6,290
Current portion of other liabilities	6	58,649	33,073
Current portion of provisions	7	59,897	56,248

Total current liabilities		349,726	277,410

Long-term debt		997,054	996,718
Other liabilities	6	171,358	153,927
Provisions	7	1,105,811	1,004,230

Total non-current liabilities		2,274,223	2,154,875

Shareholders’ equity
Share capital	8	1,863,132	1,862,749
Contributed surplus		235,888	234,681
Retained earnings		2,753,400	2,825,596
Other components of equity		65,216	71,699

Total shareholders’ equity attributable to equity holders		4,917,636	4,994,725
Non-controlling interest		229	238

Total shareholders’ equity		4,917,865	4,994,963

Total liabilities and shareholders’ equity		$7,541,814	$7,427,248

Commitments and contingencies [notes 7, 12]

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation

Consolidated statements of changes in equity

	Attributable to equity holders
(Unaudited) ($Cdn thousands)	Share capital	Contributed surplus	Retained earnings	Foreign currency translation	Equity investments at FVOCI	Total	Non- controlling interest	Total equity
Balance at January 1, 2020	$1,862,749	$234,681	$2,825,596	$77,114	$(5,415)	$4,994,725	$238	$4,994,963
Net loss	—	—	(72,226)	—	—	(72,226)	(19)	(72,245)
Other comprehensive income (loss)	—	—	—	(5,069)	(1,414)	(6,483)	10	(6,473)

Total comprehensive loss for the period	—	—	(72,226)	(5,069)	(1,414)	(78,709)	(9)	(78,718)

Share-based compensation	—	3,596	—	—	—	3,596	—	3,596
Stock options exercised	383	(88)	—	—	—	295	—	295
Restricted share units released	—	(2,301)	—	—	—	(2,301)	—	(2,301)
Dividends	—	—	30	—	—	30	—	30

Balance at June 30, 2020	$1,863,132	$235,888	$2,753,400	$72,045	$(6,829)	$4,917,636	$229	$4,917,865

Balance at January 1, 2019	$1,862,652	$234,982	$2,791,321	$104,989	$(662)	$4,993,282	$310	$4,993,592
Net loss	—	—	(40,889)	—	—	(40,889)	(27)	(40,916)
Other comprehensive income (loss)	—	—	—	(20,596)	626	(19,970)	(12)	(19,982)

Total comprehensive income (loss) for the period	—	—	(40,889)	(20,596)	626	(60,859)	(39)	(60,898)

Share-based compensation	—	8,214	—	—	—	8,214	—	8,214
Stock options exercised	97	(16)	—	—	—	81	—	81
Restricted and performance share units released	—	(6,258)	—	—	—	(6,258)	—	(6,258)
Dividends	—	—	51	—	—	51	—	51

Balance at June 30, 2019	$1,862,749	$236,922	$2,750,483	$84,393	$(36)	$4,934,511	$271	$4,934,782

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation

Consolidated statements of cash flows

(Unaudited)		Three months ended		Six months ended
($Cdn thousands)	Note	Jun 30/20	Jun 30/19	Jun 30/20	Jun 30/19
Operating activities
Net loss		$(52,996)	$(22,599)	$(72,245)	$(40,916)
Adjustments for:
Depreciation and amortization		49,015	59,754	103,621	100,335
Deferred charges		248	(33)	(957)	6,415
Unrealized loss (gain) on derivatives		(41,560)	(17,579)	23,270	(41,831)
Share-based compensation	15	1,413	2,749	3,596	8,214
Loss (gain) on disposal of assets		(33)	111	(49)	(199)
Finance costs	10	16,975	27,284	35,912	56,189
Finance income		(2,347)	(6,515)	(8,152)	(15,112)
Share of earnings in equity-accounted investee		(640)	(12,341)	(14,618)	(24,532)
Other operating expense	7	22,902	23,793	16,900	25,563
Other expense (income)	11	17,436	12,286	(31,424)	14,048
Income tax expense (recovery)	12	(14,100)	1,697	(7,600)	2,165
Interest received		2,586	5,732	7,730	14,111
Income taxes received (paid)		8	(1,872)	(5,665)	(19,239)
Dividends from equity-accounted investee		14,449	—	29,837	—
Other operating items	14	(329,715)	(131,827)	(214,397)	(64,337)

Net cash provided by (used in) operations		(316,359)	(59,360)	(134,241)	20,874

Investing activities
Additions to property, plant and equipment		(14,275)	(22,127)	(33,077)	(32,049)
Decrease (increase) in short-term investments		154,359	(186,049)	(14,986)	(60,680)
Decrease in long-term receivables, investments and other		—	—	750	65,843
Proceeds from sale of property, plant and equipment		32	18	75	347

Net cash provided by (used in) investing		140,116	(208,158)	(47,238)	(26,539)

Financing activities
Interest paid		(20,590)	(20,613)	(20,662)	(36,030)
Lease principal payments		(655)	(730)	(1,295)	(1,435)
Proceeds from issuance of shares, stock option plan		295	—	295	16
Dividends returned		—	—	30	51

Net cash used in financing		(20,950)	(21,343)	(21,632)	(37,398)

Decrease in cash and cash equivalents, during the period		(197,193)	(288,861)	(203,111)	(43,063)
Exchange rate changes on foreign currency cash balances		(6,228)	(3,860)	3,278	(5,894)
Cash and cash equivalents, beginning of period		1,066,019	955,292	1,062,431	711,528

Cash and cash equivalents, end of period		$862,598	$662,571	$862,598	$662,571

Cash and cash equivalents is comprised of:
Cash				524,046	314,850
Cash equivalents				338,552	347,721

Cash and cash equivalents				$862,598	$662,571

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation

Notes to condensed consolidated interim financial statements

(Unaudited)

(Cdn$ thousands, except per share amounts and as noted)

1.	Cameco Corporation

Cameco Corporation is incorporated under the Canada Business Corporations Act. The address of its registered office is 2121 11th Street West, Saskatoon, Saskatchewan, S7M 1J3. The condensed consolidated interim financial statements as at and for the period ended June 30, 2020 comprise Cameco Corporation and its subsidiaries (collectively, the Company or Cameco) and the Company’s interests in associates and joint arrangements.

Cameco is one of the world’s largest providers of the uranium needed to generate clean, reliable baseload electricity around the globe. The Company currently has one mine operating in northern Saskatchewan, Cigar Lake, as well as a 40% interest in Joint Venture Inkai LLP (JV Inkai), a joint arrangement with Joint Stock Company National Atomic Company Kazatomprom (Kazatomprom), located in Kazakhstan. JV Inkai is accounted for on an equity basis (see note 5).

It also has two operations in Northern Saskatchewan which are in care and maintenance. Rabbit Lake was placed in care and maintenance in the second quarter of 2016 while operations at McArthur River/Key Lake were suspended indefinitely in the third quarter of 2018. Cameco’s operations in the United States, Crow Butte and Smith Ranch-Highland, are also not currently producing as the decision was made in 2016 to curtail production and defer all wellfield development. In addition, Cameco’s Cigar Lake uranium mine in northern Saskatchewan is in a temporary state of care and maintenance because of the global COVID-19 pandemic. This temporary production suspension was first announced on March 23, 2020. See note 17 for the financial statement impact.

The Company is also a leading provider of nuclear fuel processing services, supplying much of the world’s reactor fleet with the fuel to generate one of the cleanest sources of electricity available today. It operates the world’s largest commercial refinery in Blind River, Ontario, controls about 25% of the world UF6 primary conversion capacity in Port Hope, Ontario and is a leading manufacturer of fuel assemblies and reactor components for CANDU reactors at facilities in Port Hope and Cobourg, Ontario. Also a result of the COVID-19 pandemic, temporary operational changes at the fuel services division facilities in Ontario were in place for a portion of the second quarter of 2020 (see note 17 for financial statement impact).

2.	Significant accounting policies

A.	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. The condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with Cameco’s annual consolidated financial statements as at and for the year ended December 31, 2019.

These condensed consolidated interim financial statements were authorized for issuance by the Company’s board of directors on July 28, 2020.

B.	Basis of presentation

These condensed consolidated interim financial statements are presented in Canadian dollars, which is the Company’s functional currency. All financial information is presented in Canadian dollars, unless otherwise noted. Amounts presented in tabular format have been rounded to the nearest thousand except per share amounts and where otherwise noted.

The condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following material items which are measured on an alternative basis at each reporting date:

Derivative financial instruments	Fair value through profit or loss (FVTPL)
Equity securities	Fair value through other comprehensive income (FVOCI)
Liabilities for cash-settled share-based payment arrangements	Fair value through profit or loss (FVTPL)
Net defined benefit liability	Fair value of plan assets less the present value of the defined benefit obligation

The preparation of the condensed consolidated interim financial statements in conformity with International Financial Reporting Standards (IFRS) requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue and expenses. Actual results may vary from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2019.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 5 of the December 31, 2019 consolidated financial statements.

3.	Inventories

	Jun 30/20	Dec 31/19
Uranium
Concentrate	$549,418	$204,123
Broken ore	49,562	51,094

	598,980	255,217
Fuel services	74,566	62,701
Other	2,981	2,852

Total	$676,527	$320,770

Cameco expensed $455,562,000 of inventory as cost of sales during the second quarter of 2020 (2019 - $291,300,000). For the six months ended June 30, 2020, Cameco expensed $714,369,000 of inventory as cost of sales (2019 - $520,100,000).

4.	Long-term receivables, investments and other

	Jun 30/20	Dec 31/19
Investments in equity securities [note 16](a)	$22,808	$24,408
Derivatives [note 16]	20,767	10,504
Investment tax credits	95,642	95,474
Amounts receivable related to tax dispute(b)	303,222	303,222
Product loan(c)	176,904	176,904
Other	6,329	26,183

	625,672	636,695
Less current portion	(6,800)	(6,564)

Net	$618,872	$630,131

(a)

Cameco has designated the investments shown below as equity securities at FVOCI because these equity securities represent investments that the Company intends to hold for the long term for strategic purposes. There were no dividends recognized on any of these investments during the year.

	Jun 30/20	Dec 31/19
Investment in Denison Mines Corp.	$11,815	$13,292
Investment in UEX Corporation	6,503	7,253
Investment in Iso Energy Ltd.	2,221	1,481
Investment in GoviEx	1,875	2,000
Other	394	382

	$22,808	$24,408

(b)

Cameco was required to remit or otherwise secure 50% of the cash taxes and transfer pricing penalties, plus related interest and instalment penalties assessed, in relation to its dispute with Canada Revenue Agency (CRA) (see note 12). In light of our view of the likely outcome of the case, Cameco expects to recover the amounts remitted to CRA, including cash taxes, interest and penalties totalling $303,222,000 already paid as at June 30, 2020 (December 31, 2019 - $303,222,000) (note 12).

(c)

Cameco loaned 5,400,000 pounds of uranium concentrate to its joint venture partner, Orano Canada Inc., (Orano). Orano is obligated to repay us in kind with uranium concentrate no later than December 31, 2023. The loan is recorded at Cameco’s weighted average cost of inventory.

5.	Equity-accounted investee

JV Inkai is the operator of the Inkai uranium deposit located in Kazakhstan. JV Inkai is a uranium mining and milling operation that utilizes in-situ recovery (ISR) technology to extract uranium. The participants in JV Inkai purchase uranium from Inkai and, in turn, derive revenue directly from the sale of such product to third-party customers (see note 18). Cameco holds a 40% interest in JV Inkai and Kazatomprom holds a 60% interest. Cameco does not have control over the joint venture so it accounts for the investment on an equity basis.

The following tables summarize the financial information of JV Inkai (100%):

	Jun 30/20	Dec 31/19
Cash and cash equivalents	$13,546	$16,699
Other current assets	95,707	139,324
Non-current assets	389,319	398,721
Current liabilities	(63,498)	(71,162)
Non-current liabilities	(52,002)	(41,508)

Net assets	$383,072	$442,074

	Three months ended		Six months ended
	Jun 30/20	Jun 30/19	Jun 30/20	Jun 30/19
Revenue from products and services	$2,003	$64,070	$67,482	$94,389
Cost of products and services sold	(1,079)	(13,630)	(21,302)	(19,581)
Depreciation and amortization	(9)	(7,017)	(7,575)	(10,112)
Finance income	93	228	188	325
Finance costs	(280)	(544)	(576)	(2,173)
Other expense	(3,593)	(4,888)	(2,536)	(6,360)
Income tax expense (recovery)	3,255	(7,986)	(20,410)	(11,665)

Net earnings from continuing operations	$390	$30,233	$15,271	$44,823

Other comprehensive loss	—	—	—	(772)

Total comprehensive income	$390	$30,233	$15,271	$44,051

The following table reconciles the summarized financial information to the carrying amount of Cameco’s interest in JV Inkai:

	Jun 30/20	Dec 31/19
Opening net assets	$442,074	$416,843
Total comprehensive income	15,271	111,094
Dividends declared	(64,457)	(66,369)
Impact of foreign exchange	(9,816)	(19,494)

Closing net assets	383,072	442,074
Cameco’s share of net assets	153,229	176,830
Consolidating adjustments(a)	(32,909)	(30,633)
Fair value increment(b)	90,987	91,697
Dividends declared but not received	22,072	13,859
Impact of foreign exchange	1,955	928

Carrying amount in the statement of financial position at June 30, 2020	$235,334	$252,681

(a)

Cameco records certain consolidating adjustments to eliminate unrealized profit and amortize historical differences in accounting policies. This amount is amortized to earnings over units of production.

(b)	Upon restructuring, Cameco assigned fair values to the assets and liabilities of JV Inkai. This increment is amortized to earnings over units of production.

6.	Other liabilities

	Jun 30/20	Dec 31/19
Deferred sales	$16,273	$17,418
Derivatives [note 16]	46,057	12,524
Accrued pension and post-retirement benefit liability	83,899	80,737
Lease obligation [note 16]	11,072	12,869
Other	72,706	63,452

	230,007	187,000
Less current portion	(58,649)	(33,073)

Net	$171,358	$153,927

7.	Provisions

	Reclamation	Waste disposal	Total
Beginning of year	$1,050,675	$9,803	$1,060,478
Changes in estimates and discount rates
Capitalized in property, plant, and equipment	76,691	—	76,691
Recognized in earnings	16,900	640	17,540
Provisions used during the period	(11,223)	(242)	(11,465)
Unwinding of discount	7,942	80	8,022
Impact of foreign exchange	14,442	—	14,442

End of period	$1,155,427	$10,281	$1,165,708

Current	57,742	2,155	59,897
Non-current	1,097,685	8,126	1,105,811

	$1,155,427	$10,281	$1,165,708

8.	Share capital

At June 30, 2020, there were 395,823,765 common shares outstanding. Options in respect of 6,700,583 shares are outstanding under the stock option plan and are exercisable up to 2027. For the quarter ended June 30, 2020, there were 26,033 options that were exercised resulting in the issuance of shares (2019 - nil). For the six months ended June 30, 2020, there were 26,033 options exercised that resulted in the issuance of shares (2019 - 5,000).

9.	Revenue

Cameco’s uranium and fuel services sales contracts with customers contain both fixed and market-related pricing. Fixed-price contracts are typically based on a term-price indicator at the time the contract is accepted and escalated over the term of the contract. Market-related contracts are based on either the spot price or long-term price, and the price is quoted at the time of delivery rather than at the time the contract is accepted. These contracts often include a floor and/or ceiling prices, which are usually escalated over the term of the contract. Escalation is generally based on a consumer price index. The Company’s contracts contain either one of these pricing mechanisms or a combination of the two. There is no variable consideration in the contracts and therefore no revenue is considered constrained at the time of delivery. Cameco expenses the incremental costs of obtaining a contract as incurred as the amortization period is less than a year.

The following tables summarize Cameco’s sales disaggregated by geographical region and contract type and includes a reconciliation to Cameco’s reportable segments (note 17):

For the three months ended June 30, 2020

	Uranium	Fuel services	Other	Total
Customer geographical region
Americas	$193,138	$50,829	$7,637	$251,604
Europe	76,827	37,377	—	114,204
Asia	155,660	3,826	—	159,486

	$425,625	$92,032	$7,637	$525,294

Contract type
Fixed-price	$69,822	$90,327	$4,316	$164,465
Market-related	355,803	1,705	3,321	360,829

	$425,625	$92,032	$7,637	$525,294

For the three months ended June 30, 2019

	Uranium	Fuel services	Other	Total
Customer geographical region
Americas	$103,587	$51,699	$2,667	$157,953
Europe	91,802	27,182	3,587	122,571
Asia	97,745	1,525	7,975	107,245

	$293,134	$80,406	$14,229	$387,769

Contract type
Fixed-price	$42,353	$73,981	$8,313	$124,647
Market-related	250,781	6,425	5,916	263,122

	$293,134	$80,406	$14,229	$387,769

For the six months ended June 30, 2020

	Uranium	Fuel services	Other	Total
Customer geographical region
Americas	$303,914	$103,840	$7,676	$415,430
Europe	180,783	76,092	3,331	260,206
Asia	189,191	6,019	—	195,210

	$673,888	$185,951	$11,007	$870,846

Contract type
Fixed-price	$161,251	$184,246	$7,686	$353,183
Market-related	512,637	1,705	3,321	517,663

	$673,888	$185,951	$11,007	$870,846

For the six months ended June 30, 2019

	Uranium	Fuel services	Other	Total
Customer geographical region
Americas	$264,898	$107,845	$2,667	$375,410
Europe	126,456	50,326	3,587	180,369
Asia	108,753	4,818	15,952	129,523

	$500,107	$162,989	$22,206	$685,302

Contract type
Fixed-price	$106,828	$156,564	$13,070	$276,462
Market-related	393,279	6,425	9,136	408,840

	$500,107	$162,989	$22,206	$685,302

10.	Finance costs

	Three months ended		Six months ended
	Jun 30/20	Jun 30/19	Jun 30/20	Jun 30/19
Interest on long-term debt	$10,579	$17,903	$21,151	$36,953
Unwinding of discount on provisions	3,001	5,712	8,022	12,068
Other charges	3,395	3,669	6,739	7,168

Total	$16,975	$27,284	$35,912	$56,189

11.	Other income (expense)

	Three months ended		Six months ended
	Jun 30/20	Jun 30/19	Jun 30/20	Jun 30/19
Foreign exchange gains (losses)	(17,437)	(12,286)	31,423	(14,048)
Other	1	—	202	—

Total	$(17,436)	$(12,286)	$31,625	$(14,048)

12.	Income taxes

	Three months ended		Six months ended
	Jun 30/20	Jun 30/19	Jun 30/20	Jun 30/19
Earnings (loss) before income taxes
Canada	$(51,638)	$2,611	$(29,945)	$19,889
Foreign	(15,458)	(23,513)	(49,900)	(58,640)

	$(67,096)	$(20,902)	$(79,845)	$(38,751)

Current income taxes (recovery)
Canada	$(600)	$2,001	$(1,219)	$4,432
Foreign	(13)	378	523	1,760

	$(613)	$2,379	$(696)	$6,192
Deferred income taxes (recovery)
Canada	$(12,895)	$(1,315)	$(10,288)	$625
Foreign	(592)	633	3,384	(4,652)

	$(13,487)	$(682)	$(6,904)	$(4,027)

Income tax expense (recovery)	$(14,100)	$1,697	$(7,600)	$2,165

Cameco has recorded $963,477,000 of deferred tax assets (December 31, 2019 - $956,376,000). The realization of these deferred tax assets is dependent upon the generation of future taxable income in certain jurisdictions during the periods in which the Company’s temporary tax differences are available. The Company considers whether it is probable that all or a portion of the deferred tax assets will not be realized. In making this assessment, management considers all available evidence, including recent financial operations, projected future taxable income and tax planning strategies. Based on projections of future taxable income over the periods in which the deferred tax assets are available, realization of these deferred tax assets is probable and consequently the deferred tax assets have been recorded.

Canada

In 2008, as part of the ongoing annual audits of Cameco’s Canadian tax returns, Canada Revenue Agency (CRA) disputed the transfer pricing structure and methodology used by Cameco and its wholly owned Swiss subsidiary, Cameco Europe Ltd., in respect of sale and purchase agreements for uranium products. From December 2008 to date, CRA issued notices of reassessment for the taxation years 2003 through 2013, which in aggregate have increased Cameco’s income for Canadian tax purposes by approximately $5,700,000,000. CRA has also issued notices of reassessment for transfer pricing penalties for the years 2007 through 2011 in the amount of $371,000,000.

On June 26, 2020, the Federal Court of Appeal (Court of Appeal) released its decision in the Company’s dispute with CRA. The Court of Appeal decision upholds the September 26, 2018 decision of the Tax Court of Canada (Tax Court) which ruled in Cameco’s favour for the 2003, 2005 and 2006 tax years.

The Court of Appeal decision upheld the Tax Court ruling that the Company’s marketing and trading structure involving foreign subsidiaries and the related transfer pricing methodology used for certain intercompany uranium purchase and sale agreements were in full compliance with Canadian laws for the three tax years in question. Management believes the principles in the decision apply to all subsequent tax years.

Under legislation recently enacted related to COVID-19 pandemic measures, CRA has until November 12, 2020 to seek leave to appeal the decision of the Court of Appeal to the Supreme Court of Canada (Supreme Court). If the Supreme Court agrees to hear the appeal, Cameco estimates that it would take about two years from the date of the Court of Appeal’s decision to receive a decision from the Supreme Court.

Despite the fact that Cameco believes there is no basis to do so and it is not the Company’s view of the likely outcome, until Cameco knows whether an appeal to the Supreme Court will be sought and granted, and a resolution is reached for all tax years in question, CRA may continue to reassess Cameco using the methodology it reassessed the 2003 through 2013 tax years with. In that scenario, and including the $5,700,000,000 already reassessed, the Company could receive notices of reassessment for a total of approximately $8,700,000,000 of additional taxable income for the years 2003 through 2019, which would increase Cameco’s related tax expense by approximately $2,600,000,000. In addition to penalties already imposed, CRA may continue to apply penalties to taxation years subsequent to 2011. In that case, Cameco estimates that cash taxes and transfer pricing penalties would be between $1,950,000,000 and $2,150,000,000. In addition, CRA may seek to apply interest and instalment penalties that would be material to Cameco. While in dispute, Cameco would be required to remit or otherwise secure 50% of the cash taxes and transfer pricing penalties (between $970,000,000 and $1,070,000,000), plus related interest and instalment penalties assessed, which would be material to the Company. Cameco expects further actions regarding the tax years 2007 through 2013 will be suspended until the three years covered in the decision are finally resolved.

Management believes that the ultimate resolution will not be material to Cameco’s financial position, results of operations or liquidity in the year(s) of resolution. Resolution of this matter as stipulated by CRA would be material to Cameco’s financial position, results of operations or liquidity in the year(s) of resolution and other unfavourable outcomes for the years 2003 to date could be material to Cameco’s financial position, results of operations and cash flows in the year(s) of resolution.

If CRA continues to pursue reassessments for tax years subsequent to 2006, Cameco will continue to utilize its appeal rights under Canadian federal and provincial tax rules.

13.	Per share amounts

Per share amounts have been calculated based on the weighted average number of common shares outstanding during the period. The weighted average number of paid shares outstanding in 2020 was 395,805,599 (2019 - 395,793,454).

	Three months ended		Six months ended
	Jun 30/20	Jun 30/19	Jun 30/20	Jun 30/19
Basic loss per share computation
Net loss attributable to equity holders	$(53,002)	$(22,589)	$(72,226)	$(40,889)
Weighted average common shares outstanding	395,813	395,798	395,806	395,796

Basic loss per common share	$(0.13)	$(0.06)	$(0.18)	$(0.10)

Diluted loss per share computation
Net loss attributable to equity holders	$(53,002)	$(22,589)	$(72,226)	$(40,889)
Weighted average common shares outstanding	395,813	395,798	395,806	395,796
Dilutive effect of stock options	269	315	130	416

Weighted average common shares outstanding, assuming dilution	396,082	396,113	395,936	396,212

Diluted loss per common share	$(0.13)	$(0.06)	$(0.18)	$(0.10)

14.	Statements of cash flows

	Three months ended		Six months ended
	Jun 30/20	Jun 30/19	Jun 30/20	Jun 30/19
Changes in non-cash working capital:
Accounts receivable	$(6,008)	$(65,895)	$107,321	$193,417
Inventories	(348,341)	(57,991)	(364,120)	(208,142)
Supplies and prepaid expenses	(12,622)	(5,968)	(10,727)	(9,194)
Accounts payable and accrued liabilities	27,691	2,804	66,140	(39,137)
Reclamation payments	(1,097)	(6,327)	(11,465)	(13,547)
Other	10,662	1,550	(1,546)	12,266

Other operating items	$(329,715)	$(131,827)	$(214,397)	$(64,337)

15.	Share-based compensation plans

A.	Stock option plan

The Company has established a stock option plan under which options to purchase common shares may be granted to employees of Cameco. Options granted under the stock option plan have an exercise price of not less than the closing price quoted on the Toronto Stock Exchange (TSX) for the common shares of Cameco on the trading day prior to the date on which the option is granted. The options carry vesting periods of one to three years, and expire eight years from the date granted.

The aggregate number of common shares that may be issued pursuant to the Cameco stock option plan shall not exceed 43,017,198 of which 27,901,322 shares have been issued.

B.	Executive performance share unit (PSU)

The Company has established a PSU plan whereby it provides each plan participant an annual grant of PSUs in an amount determined by the board. Each PSU represents one phantom common share that entitles the participant to a payment of one Cameco common share purchased on the open market, or cash with an equivalent market value, at the participant’s discretion provided they have met their ownership requirements, at the end of each three-year period if certain performance and vesting criteria have been met. The final value of the PSUs will be based on the value of Cameco common shares at the end of the three-year period and the number of PSUs that ultimately vest. During the vesting period, dividend equivalents accrue to the participants in the form of additional share units as of each normal cash dividend payment date of Cameco’s common shares. Vesting of PSUs at the end of the three-year period is based on Cameco’s ability to meet its annual operating targets and whether the participating executive remains employed by Cameco at the end of the three-year vesting period. Prior to 2020, total shareholder return over three years was also a vesting condition. This condition was removed during the first quarter for new grants. If the participant elects a cash payout, the redemption amount will be based on the volume-weighted average trading price of Cameo’s common shares on March 1 or, if March 1 is not a trading day, on the first trading day following March 1. As of June 30, 2020, the total number of PSUs held by the participants, after adjusting for forfeitures on retirement, was 1,712,558 (December 31, 2019 - 1,465,618).

C.	Restricted share unit (RSU)

The Company has established an RSU plan whereby it provides each plan participant an annual grant of RSUs in an amount determined by the board. Each RSU represents one phantom common share that entitles the participant to a payment of one Cameco common share purchased on the open market, or cash with an equivalent market value, at the board’s discretion. The RSUs carry vesting periods of one to three years, and the final value of the units will be based on the value of Cameco common shares at the end of the vesting periods. In addition, certain eligible participants have a single vesting date on the third anniversary of the date of the grant. These same participants, if they have met or are not subject to share ownership requirements, may elect to have their award paid as a lump sum cash amount. During the vesting period, dividend equivalents accrue to the participants in the form of additional share units as of each normal cash dividend payment date of Cameco’s common shares. As of June 30, 2020, the total number of RSUs held by the participants was 930,817 (December 31, 2019 - 443,274).

Equity-settled plans

Cameco records compensation expense under its equity-settled plans with an offsetting credit to contributed surplus, to reflect the estimated fair value of units granted to employees. During the period, the Company recognized the following expenses under these plans:

	Three months ended		Six months ended
	Jun 30/20	Jun 30/19	Jun 30/20	Jun 30/19
Stock option plan	$197	$444	$583	$3,477
Performance share unit plan(a)	554	1,699	1,620	3,494
Restricted share unit plan	662	606	1,393	1,243

	$1,413	$2,749	$3,596	$8,214

(a)

In the fourth quarter of 2019, the PSU plan was amended to allow eligible participants to elect payout of their grants in cash or shares, provided they have met their share ownership requirements. As a result, this plan is now considered cash-settled for new grants. Expenses related to PSUs granted in previous years will continue to appear as equity-settled if certain assumptions related to the calculation of fair value are met.

The fair value of RSUs granted was determined based on their intrinsic value on the date of grant.

The inputs used in the measurement of the fair value at grant date of the equity-settled share-based payment plan were as follows:

RSU
Number of options granted	283,426
Average strike price	$11.45
Expected forfeitures	13%
Weighted average grant date fair values	$11.45

Cash-settled plans

During the period, the Company recognized the following expenses under these plans:

	Three months ended		Six months ended
	Jun 30/20	Jun 30/19	Jun 30/20	Jun 30/19
Performance share unit plan	$5,621	$—	$8,553	$—
Restricted share unit plan(a)	497	—	584	—

	$6,118	$—	$9,137	$—

(a)

Due to the inclusion of a new group of participants in the RSU plan that are able to elect cash settlement, grants to this group will appear as an expense of a cash-settled plan. Grants to the original group of participants are still disclosed as an expense of an equity-settled plan.

The fair value of the units granted through the PSU plan was determined based on Monte Carlo simulation and the fair value of RSUs granted was determined based on their intrinsic value on the date of grant. Expected volatility was estimated by considering historic average share price volatility.

The inputs used in the measurement of the fair values of the cash-settled share-based payment plans at the grant and reporting dates were as follows:

	PSU		RSU
	Grant date Mar 1/20	Reporting date Jun 30/20	Grant date Mar 1/20	Reporting date Jun 30/20
Number of units	636,570	1,712,558	423,180	423,180
Expected vesting	102%	115%	—	—
Expected volatility(a)	—	44%	—	—
Risk-free interest rate(a)	—	0.4%	—	—
Expected life of option	3.0 years	1.5 years	3.0 years	2.7 years
Expected forfeitures	12%	11%	12%	12%
Weighted average measurement date fair values	$11.45	$15.95	$11.45	$13.92

(a)

During the first quarter of 2020, the vesting conditions of the PSU plan were amended such that total shareholder return is no longer included for new grants. Due to this change, expected volatility and the risk-free interest rate will no longer be considered in calculating the fair value of new grants.

16.	Financial instruments and related risk management

A.	Accounting classifications

The following tables summarize the carrying amounts and accounting classifications of Cameco’s financial instruments at the reporting date:

At June 30, 2020

	FVTPL	Amortized cost	FVOCI - designated	Total
Financial assets
Cash and cash equivalents	$—	$862,598	$—	$862,598
Short-term investments	—	14,986	—	14,986
Accounts receivable	—	239,020	—	239,020
Derivative assets [note 4]
Foreign currency contracts	13,578	—	—	13,578
Interest rate contracts	7,189	—	—	7,189
Investments in equity securities [note 4]	—	—	22,808	22,808

	20,767	1,116,604	22,808	1,160,179

Financial liabilities
Accounts payable and accrued liabilities	—	229,675	—	229,675
Lease obligation [note 6]	—	11,072	—	11,072
Derivative liabilities [note 6]
Foreign currency contracts	46,057	—	—	46,057
Long-term debt	—	997,054	—	997,054

	46,057	1,237,801	—	1,283,858

Net	(25,290)	(121,197)	22,808	(123,679)

At December 31, 2019

	FVTPL	Amortized cost	FVOCI - designated	Total
Financial assets
Cash and cash equivalents	$—	$1,062,431	$—	$1,062,431
Accounts receivable	—	328,044	—	328,044
Derivative assets [note 4]
Foreign currency contracts	8,191	—	—	8,191
Interest rate contracts	2,313	—	—	2,313
Investments in equity securities [note 4]	—	—	24,408	24,408

	$10,504	$1,390,475	$24,408	$1,425,387

Financial liabilities
Accounts payable and accrued liabilities	$—	$181,799	$—	$181,799
Lease obligation [note 6]	—	12,869	—	12,869
Derivative liabilities [note 6]
Foreign currency contracts	12,524	—	—	12,524
Long-term debt	—	996,718	—	996,718

	12,524	1,191,386	—	1,203,910

Net	$(2,020)	$199,089	$24,408	$221,477

Cameco has pledged $197,469,000 of cash as security against certain of its letter of credit facilities. This cash is being used as collateral for an interest rate reduction on the letter of credit facilities. The collateral account has a term of five years effective July 1, 2018. Cameco retains full access to this cash.

B.	Fair value hierarchy

The fair value of an asset or liability is generally estimated as the amount that would be received on sale of an asset, or paid to transfer a liability in an orderly transaction between market participants at the reporting date. Fair values of assets and liabilities traded in an active market are determined by reference to last quoted prices, in the principal market for the asset or liability. In the absence of an active market for an asset or liability, fair values are determined based on market quotes for assets or liabilities with similar characteristics and risk profiles, or through other valuation techniques. Fair values determined using valuation techniques require the use of inputs, which are obtained from external, readily observable market data when available. In some circumstances, inputs that are not based on observable data must be used. In these cases, the estimated fair values may be adjusted in order to account for valuation uncertainty, or to reflect the assumptions that market participants would use in pricing the asset or liability.

All fair value measurements are categorized into one of three hierarchy levels, described below, for disclosure purposes. Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities:

Level 1 – Values based on unadjusted quoted prices in active markets that are accessible at the reporting date for identical assets or liabilities.

Level 2 – Values based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

Level 3 – Values based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

When the inputs used to measure fair value fall within more than one level of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety.

The following tables summarize the carrying amounts and fair values of Cameco’s financial instruments that are measured at fair value, including their levels in the fair value hierarchy:

As at June 30, 2020

		Fair value
	Carrying value	Level 1	Level 2	Total
Derivative assets [note 4]
Foreign currency contracts	$13,578	$—	$13,578	$13,578
Interest rate contracts	7,189	—	7,189	7,189
Investments in equity securities [note 4]	22,808	22,808	—	22,808
Current portion of long-term debt	—	—	—	—
Derivative liabilities [note 6]
Foreign currency contracts	(46,057)	—	(46,057)	(46,057)
Long-term debt	(997,054)	—	(1,165,585)	(1,165,585)

Net	$(999,536)	$22,808	$(1,190,875)	$(1,168,067)

As at December 31, 2019

		Fair value
	Carrying value	Level 1	Level 2	Total
Derivative assets [note 4]
Foreign currency contracts	$8,191	$—	$8,191	$8,191
Interest rate contracts	2,313	—	2,313	2,313
Investments in equity securities [note 4]	24,408	24,408	—	24,408
Derivative liabilities [note 6]
Foreign currency contracts	(12,524)	—	(12,524)	(12,524)
Long-term debt	(996,718)	—	(1,111,923)	(1,111,923)

Net	$(974,330)	$24,408	$(1,113,943)	$(1,089,535)

The preceding tables exclude fair value information for financial instruments whose carrying amounts are a reasonable approximation of fair value. The carrying value of Cameco’s cash and cash equivalents, short-term investments, accounts receivable, and accounts payable and accrued liabilities approximates its fair value as a result of the short-term nature of the instruments.

There were no transfers between level 1 and level 2 during the period. Cameco does not have any financial instruments that are classified as level 3 as of the reporting date.

C.	Financial instruments measured at fair value

Cameco measures its derivative financial instruments, material investments in equity securities and long-term debt at fair value. Investments in publicly held equity securities are classified as a recurring level 1 fair value measurement while derivative financial instruments and current and long-term debt are classified as recurring level 2 fair value measurements.

The fair value of investments in equity securities is determined using quoted share prices observed in the principal market for the securities as of the reporting date. The fair value of Cameco’s long-term debt is determined using quoted market yields as of the reporting date, which ranged from 0.3% to 0.9% (2018 - 1.7% to 1.8%).

Foreign currency derivatives consist of foreign currency forward contracts, options and swaps. The fair value of foreign currency options is measured based on the Black Scholes option-pricing model. The fair value of foreign currency forward contracts and swaps is measured using a market approach, based on the difference between contracted foreign exchange rates and quoted forward exchange rates as of the reporting date.

Interest rate derivatives consist of interest rate swap contracts. The fair value of interest rate swaps is determined by discounting expected future cash flows from the contracts. The future cash flows are determined by measuring the difference between fixed interest payments to be received and floating interest payments to be made to the counterparty based on Canada Dealer Offer Rate forward interest rate curves.

Where applicable, the fair value of the derivatives reflects the credit risk of the instrument and includes adjustments to take into account the credit risk of the Company and counterparty. These adjustments are based on credit ratings and yield curves observed in active markets at the reporting date.

D.	Derivatives

The following table summarizes the fair value of derivatives and classification on the consolidated statements of financial position:

	Jun 30/20	Dec 31/19
Non-hedge derivatives:
Foreign currency contracts	$(32,479)	$(4,333)
Interest rate contracts	7,189	2,313

Net	$(25,290)	$(2,020)

Classification:
Current portion of long-term receivables, investments and other [note 4]	$4,622	$4,144
Long-term receivables, investments and other [note 4]	16,145	6,360
Current portion of other liabilities [note 6]	(27,656)	(7,505)
Other liabilities [note 6]	(18,401)	(5,019)

Net	$(25,290)	$(2,020)

The following table summarizes the different components of the gain (loss) on derivatives included in net earnings (loss):

	Three months ended		Six months ended
	Jun 30/20	Jun 30/19	Jun 30/20	Jun 30/19
Non-hedge derivatives
Foreign currency contracts	$38,848	$15,575	$(31,446)	$32,444
Interest rate contracts	888	902	5,836	3,564
Uranium contracts	—	(165)	—	(1,477)

Net	$39,736	$16,312	$(25,610)	$34,531

17.	Segmented information

Cameco has two reportable segments: uranium and fuel services. Cameco’s reportable segments are strategic business units with different products, processes and marketing strategies. The uranium segment involves the exploration for, mining, milling, purchase and sale of uranium concentrate. The fuel services segment involves the refining, conversion and fabrication of uranium concentrate and the purchase and sale of conversion services.

Cost of sales in the uranium segment includes care and maintenance costs for our operations that have had production suspensions. Cameco expensed $63,241,000 of care and maintenance costs during the second quarter of 2020 (2019 - $39,361,000). For the six months ended June 30, 2020, Cameco expensed $100,049,000 (2019 - $78,661,000). Included in these amounts are $28,262,000 for the quarter and six months ended June 30, 2020 relating to care and maintenance costs for operations suspended as a result of COVID-19. Also included in cost of sales as a result of the Cigar Lake production suspension, is the impact of increased purchasing activity at a higher cost than produced pounds.

Cost of sales in the fuel services segment also includes care and maintenance costs for our operations that have had production suspensions as a result of COVID-19. Cameco expensed $8,992,000 for the quarter and six months ended June 30, 2020.

Accounting policies used in each segment are consistent with the policies outlined in the summary of significant accounting policies. Segment revenues, expenses and results include transactions between segments incurred in the ordinary course of business. These transactions are priced on an arm’s length basis, are eliminated on consolidation and are reflected in the “other” column.

Business segments

For the three months ended June 30, 2020

	Uranium	Fuel services	Other	Total
Revenue	$425,625	$92,032	$7,637	$525,294
Expenses
Cost of products and services sold	423,984	59,959	6,411	490,354
Depreciation and amortization	35,688	8,317	5,010	49,015

Cost of sales	459,672	68,276	11,421	539,369

Gross profit (loss)	(34,047)	23,756	(3,784)	(14,075)
Administration	—	—	35,947	35,947
Exploration	2,095	—	—	2,095
Research and development	—	—	421	421
Other operating expense	22,902	—	—	22,902
Gain on disposal of assets	(32)	(1)	—	(33)
Finance costs	—	—	16,975	16,975
Gain on derivatives	—	—	(39,736)	(39,736)
Finance income	—	—	(2,346)	(2,346)
Share of earnings from equity-accounted investee	(640)	—	—	(640)
Other expense	—	—	17,436	17,436

Earnings (loss) before income taxes	(58,372)	23,757	(32,481)	(67,096)
Income tax recovery				(14,100)

Net loss				$(52,996)

For the three months ended June 30, 2019

	Uranium	Fuel services	Other	Total
Revenue	$293,134	$80,406	$14,229	$387,769
Expenses
Cost of products and services sold	225,136	50,858	9,918	285,912
Depreciation and amortization	44,634	10,088	5,032	59,754

Cost of sales	269,770	60,946	14,950	345,666

Gross profit (loss)	23,364	19,460	(721)	42,103
Administration	—	—	30,218	30,218
Exploration	3,442	—	—	3,442
Research and development	—	—	1,040	1,040
Other operating expense	23,792	—	—	23,792
Gain (loss) on disposal of assets	143	(32)	—	111
Finance costs	—	—	27,284	27,284
Gain on derivatives	—	—	(16,312)	(16,312)
Finance income	—	—	(6,515)	(6,515)
Share of earnings from equity-accounted investee	(12,341)	—	—	(12,341)
Other expense	—	—	12,286	12,286

Earnings (loss) before income taxes	8,328	19,492	(48,722)	(20,902)
Income tax expense				1,697

Net loss				$(22,599)

For the six months ended June 30, 2020

	Uranium	Fuel services	Other	Total
Revenue	$673,888	$185,951	$11,007	$870,846
Expenses
Cost of products and services sold	625,125	113,322	7,415	745,862
Depreciation and amortization	77,932	19,211	6,478	103,621

Cost of sales	703,057	132,533	13,893	849,483

Gross profit (loss)	(29,169)	53,418	(2,886)	21,363
Administration	—	—	69,658	69,658
Exploration	6,397	—	—	6,397
Research and development	—	—	1,175	1,175
Other operating expense	16,900	—	—	16,900
Gain on disposal of assets	(44)	(5)	—	(49)
Finance costs	—	—	35,912	35,912
Loss on derivatives	—	—	25,610	25,610
Finance income	—	—	(8,152)	(8,152)
Share of earnings from equity-accounted investee	(14,618)	—	—	(14,618)
Other income	(201)	—	(31,424)	(31,625)

Earnings (loss) before income taxes	(37,603)	53,423	(95,665)	(79,845)
Income tax recovery				(7,600)

Net loss				$(72,245)

For the six months ended June 30, 2019

	Uranium	Fuel services	Other	Total
Revenue	$500,107	$162,989	$22,206	$685,302
Expenses
Cost of products and services sold	406,339	103,186	16,139	525,664
Depreciation and amortization	73,497	20,013	6,825	100,335

Cost of sales	479,836	123,199	22,964	625,999

Gross profit (loss)	20,271	39,790	(758)	59,303
Administration	—	—	66,040	66,040
Exploration	7,866	—	—	7,866
Research and development	—	—	2,722	2,722
Other operating expense	25,563	—	—	25,563
Gain on disposal of assets	(199)	—	—	(199)
Finance costs	—	—	56,189	56,189
Gain on derivatives	—	—	(34,531)	(34,531)
Finance income	—	—	(15,112)	(15,112)
Share of earnings from equity-accounted investee	(24,532)	—	—	(24,532)
Other expense	—	—	14,048	14,048

Earnings (loss) before income taxes	11,573	39,790	(90,114)	(38,751)
Income tax expense				2,165

Net loss				$(40,916)

18.	Related parties

Cameco funded JV Inkai’s project development costs through an unsecured shareholder loan. The limit of the loan facility was $175,000,000 (US) and advances under the facility bore interest at a rate of LIBOR plus 2%. At June 30, 2020, there was no principal outstanding as the loan was fully repaid in the third quarter of 2019. For the quarter ended June 30, 2019, Cameco recorded interest income of $645,000 relating to this balance. For the six month period ended June 30, 2019, interest income was $1,647,000.

Cameco purchases uranium concentrate from JV Inkai. For the quarter ended June 30, 2020, Cameco had purchases from JV Inkai of $314,000 ($225,000 (US)) (2019 - $29,353,000 ($21,877,000 (US))). For the six month period ended June 30, 2020, purchases were $19,199,000 ($14,566,000 (US)) (2019 - $46,566,000 ($34,674,000 (US))).

19.	Subsequent event

On July 28, 2020, Cameco’s board of directors approved the restart of Cigar Lake uranium mine in northern Saskatchewan which has been under a temporary production suspension since the end of March due to the effects of the global COVID-19 pandemic. It is expected to restart at the beginning of September and take two weeks to achieve initial production. The actual timing of the restart will be dependent on establishing safe and stable operating protocols, along with other factors, and will align with the guidance of relevant health authorities.